UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO.1)
                        UNIVERSAL HOSPITAL SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    91359L109
                                    ---------
                                 (CUSIP Number)

                                 Peter H. Kamin
                       Peak Investment Limited Partnership
                        One Financial Center, Suite 1600
                                Boston, MA 02111
                                 (617) 526-8979

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
--------------------------------------------------------------------------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 22, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP NO.       91359L109                        PAGE    2    OF     10    PAGES
           -------------------                        -------     --------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                             Peak Investment Limited Partnership
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                          WC
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                    United States
--------------------------------------------------------------------------------
  Number of           7     Sole Voting Power                           256,600
  Shares              __________________________________________________________
  Beneficially        8     Shared Voting Power                         -0-
  Owned by            __________________________________________________________
  Each                9     Sole Dispositive Power                      256,600
  Reporting           __________________________________________________________
  Person With         10  Shared Dispositive Power                      -0-
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person        256,600
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                    4.7%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                              PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D

CUSIP NO.       91359L109                        PAGE    3    OF     10    PAGES
           -------------------                        -------     --------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                                                           Peak Management, Inc.
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                          None
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                         United States
--------------------------------------------------------------------------------
  Number of           7     Sole Voting Power                           -0-
  Shares              __________________________________________________________
  Beneficially        8     Shared Voting Power                         256,600
  Owned by            __________________________________________________________
  Each                9     Sole Dispositive Power                      -0-
  Reporting           __________________________________________________________
  Person With         10  Shared Dispositive Power                      256,600
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       256,600*
         * As General Partner of Peak Investment Limited Partnership
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                     4.7%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                               CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.






                                  SCHEDULE 13D

CUSIP NO.       91359L109                        PAGE    4    OF     10    PAGES
           -------------------                        -------     --------

1   Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person         Peter H. Kamin
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*                                          PF
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
    2(d) or 2(e)                                                            |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                          United States
--------------------------------------------------------------------------------
  Number of           7     Sole Voting Power                           43,500
  Shares              __________________________________________________________
  Beneficially        8     Shared Voting Power                         382,100
  Owned by            __________________________________________________________
  Each                9     Sole Dispositive Power                      43,500
  Reporting           __________________________________________________________
  Person With         10  Shared Dispositive Power                      382,100
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person        425,600
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                     7.8%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                                IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.












 CUSIP NO.      91359L109                          PAGE    5    OF    10   PAGES
           -------------------                          -------    -------

THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON OCTOBER 7, 1996. THE TEXT OF SAID
SCHEDULE 13D IS HEREBY AMENDED BY THE FOLLOWING:

ITEM 4.  PURPOSE OF THE TRANSACTION

         In a November 11, 1996 Press Release, the Issuer publicly announced that (i) on November 5, 1996, its Board of Directors received a written letter from another Company offering to acquire the Issuer at a price exceeding the current market price for the Issuer's shares; (ii) it would explore alternatives for enhancing shareholder value; and (iii) it was adopting a "poison pill" anti-takeover defense plan.

         On November 22, 1996, Peak Investment Limited Partnership ("Peak") sent a letter to the Issuer (attached hereto as Exhibit B) stating that Peak is concerned that the Board is following a strategy of entrenchment by adopting a poison pill that discourages unsolicited offers and can be redeemed only by the current Board or its handpicked successors. Peak further indicated in its letter that as a result of the aforementioned concern, it was in the process of determining whether to take steps to replace the Issuer's Board of Directors, stating that such determination would, in part, be based upon its evaluation of whether the Board (i) acts in the interests of all shareholders in connection with the pending November 5, 1996 offer, and (ii) reconsiders the poison pill and takes no further steps to disenfranchise shareholders.

         In all other respects, the information set forth in the Item 4 originally filed on October 7, 1996 remains as previously set forth, including the Reporting Persons reserving the right to propose other transactions which may materially affect the company's organization, control or management.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit A.  Agreement of Joint Filing
Exhibit B.  Letter dated November 22, 1996.





CUSIP NO.      91359L109                          PAGE    6    OF    10    PAGES
          -------------------                          -------    --------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            Peak L.P.
                                            By:  Peak Management, Inc.
                                                 Its Sole General Partner



                                            By:  /s/ Peter H. Kamin
                                                ----------------------------
                                                Peter H. Kamin, President


Dated as of:  November 26, 1996






CUSIP NO.      91359L109                          PAGE    7    OF    10    PAGES
          -------------------                          -------    --------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                            PEAK MANAGEMENT, INC.



                                            By: /s/ Peter H. Kamin
                                                -------------------------
                                                Peter H. Kamin


Dated as of:  November 26, 1996




CUSIP NO.      91359L109                           PAGE    8    OF    10   PAGES
          -------------------                           -------    -------


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                                            By:  /s/ Peter H. Kamin
                                                ---------------------------
                                                Peter H. Kamin, Individually


Dated as of:  November 26, 1996



CUSIP NO.      91359L109                           PAGE    9    OF    10   PAGES
          -------------------                           -------    -------


                                    EXHIBIT A


                            AGREEMENT OF JOINT FILING
                        UNIVERSAL HOSPITAL SERVICES, INC.
                          COMMON STOCK, PAR VALUE $0.01


         In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 26th day of Novemeber, 1996.


                                             PEAK L.P.

                                             By:  Peak Management, Inc.
                                                     Its Sole General Partner


                                             By: /s/ Peter H. Kamin
                                                 -------------------

                                             PEAK MANAGEMENT, INC.


                                             By: /s/ Peter H. Kamin
                                                 -------------------------
                                                 Peter H. Kamin, President


                                             /s/ Peter H. Kamin
                                             ----------------------------
                                             Peter H. Kamin, Individually





CUSIP NO.      91359L109                           PAGE    10    OF   10   PAGES
          -------------------                           --------    ------

                                    EXHIBIT B





                     PEAK INVESTMENT LIMITED PARTNERSHIP One
           Financial Center o Suite 1600 o Boston, Massachusetts 02111


                                                     November 22, 1996

Mr. Thomas A. Minner
President & Chief Executive Officer
Universal Hospital Services, Inc.
1250 Northland Plaza
3800 W. 80th Street
Bloomington, MN  55431-4442

Dear Tom:

         On November 5, 1996, I wrote you to express our view that the Company's prospects for growth as an independent entity may be limited and, therefore, that maximizing shareholder value through a sale or merger of the Company should be fully explored. As I then said, we believe that there are multiple parties with an interest in purchasing the Company at a significant premium to its market value. This remains the case.

         Following our letter, you publicly announced receipt of a purchase offer from an unidentified buyer, as well as the Board's adoption of a "poison pill" anti-takeover defense. Though sale of the Company was mentioned as a possibility, the adoption of the poison pill indicates that the current Board seeks to avoid a sale and continue with business as usual. Further, the Board appears to be following a strategy of entrenchment by adopting a poison pill that can be redeemed only by the current Board, or their hand-picked successors. Such entrenchment is unnecessary, overly broad and particularly outrageous given your knowledge that independent shareholders, such as ourselves, were considering replacement of the incumbent Board.

         As a result of our concerns, we are in the process of determining whether replacement of the current Board is necessary to ensure fair consideration of all alternatives, whether they be operation of an independent company or otherwise. If we determine such action is in our interest, and in the interest of other Shareholders, we may also determine that circumstances dictate that it be undertaken at a special meeting rather than at the Company's Annual Meeting in early 1997. In this regard, we are forwarding under separate cover a demand to inspect the Board of Director minutes of the Company pursuant to the applicable requirements of Minnesota law.

         Our decision on proposing a slate of nominees will, of course, be made based upon a number of factors, including the direction taken by the current Board. For example, we await the public announcement by the Company of the evaluation of the November 5 purchase offer that is required to be made by Disinterested Directors under Minnesota statute. In the interim, we expect the Board to reconsider the poison pill it has adopted, and to take no further steps that would disenfranchise shareholders, or otherwise not be in the shareholders best interest.

         Please contact our counsel, Joseph F. Mazzella, Esq., at Lane Altman & Owens, Boston, Massachusetts 02110, (617) 345-9800, to arrange for delivery of the requested minutes.

                                                     Very truly yours,



                                                     Peter H.Kamin